May 12, 2026

Miranda Toledano
Chief Executive Officer
Entera Bio Ltd.
Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem, Israel 9112002

        Re: Entera Bio Ltd.
            Registration Statement on Form S-3
            Filed May 8, 2026
            File No. 333-295710
Dear Miranda Toledano:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Sami B. Ghneim, Esq.